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                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                         COMPANHIA DE GAS DE BAHIA S.A.
                          COMPANHIA PERNAMBUCANA DE GAS
                               GAS DE ALAGOAS S.A.
                          EMPRESA SERGIPANA DE GAS S.A.
                       COMPANHIA DE GAS DE SANTA CATARINA
                           COMPANHIA PARAIBANA DE GAS
                                       AND
                           COMPANHIA PARANAENSE DE GAS


         Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of the seven Brazilian gas distribution companies named above (the "Brazilian Gas Companies"), for the purpose of notifying the Securities and Exchange Commission (the "Commission") that each of the Brazilian Gas Companies is a "foreign utility company" under such Section 33(a).

         Enron proposes to make indirect equity investments in the Brazilian Gas Companies in the following manner. Enron owns 100% of the shares of Atlantic Commercial Finance, Inc., a Delaware corporation ("Atlantic"). Atlantic owns 100% of the shares in Enron International Brazil Investments 1997 Ltd., a Cayman Islands company ("Enron Brazil"). On October 10, 1997, Enron Brazil entered into an agreement (the "SPA") to purchase the entire issued share capital of Global Petroleum & Gas Industry Limited ("Global"), a company incorporated in Jersey, Channel Islands. Global is the owner of the entire issued share capital of Gas Participacoes S.A., a Brazilian corporation ("Gaspart"). Gaspart owns direct or indirect equity interests in each of the Brazilian Gas Companies, as more fully set out below. Each of the Brazilian Gas Companies operates under an exclusive concession for the distribution of natural gas over a distinct geographical area granted by the government of the Brazilian state that has jurisdiction over the relevant area. As more fully set forth below, the other shareholders in each Brazilian Gas Company are (in most cases) a subsidiary of the Brazilian state oil and gas company Petrobras Distribuidora S.A. ("Petrobras") and the relevant Brazilian state government. Closing under the SPA is due to occur on December 15, 1997 or earlier at Enron Brazil's option, subject to the satisfaction or waiver by Enron Brazil of certain conditions precedent.

ITEM 1

         Set forth below is the following information for each Brazilian Gas
Company: (a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural



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or manufactured gas; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.1

BAHIAGAS

         (a)      Name:  Companhia de Gas de Bahia S.A.

         (b) Business Address: Av. Tancredo Neves, 450 Edificio Suarez Trade, Sala 1801, Pituba, Salvador, Bahia, Brazil CEP 41820-020.

         (c) Description of Facilities: Bahiagas is a mixed economy company whose purpose is to promote the production, purchase, storage, transportation, transmission, distribution, and commercialization of combustible gas. The Bahiagas system transports residue gas from a Petrobras refinery and on-shore gas well gas to approximately 34 customers. The system includes 43.4 miles of pipeline with average daily gas volumes of 1,532,000 cubic meters.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                    314,500           24.5             1,283,676         50.0

                  Petrobras                  314,500           24.5             1,283,676         50.0

                  State of Bahia             654,675           51.0             0                 0

COPERGAS

         (a)      Name:  Companhia Pernambucana de Gas.

         (b) Business Address: Av. Eng(Degree Mark) Domingos Ferreira, 4371 12(Degree Mark) Andar Edificio Bantu Center, Recife, Pernambuco, Brazil CEP 51021-040.

         (c) Description of Facilities: Copergas is a mixed economy company whose purpose is to promote the purchase, storage, distribution, and commercialization of combustible gas; to exercise related activities; to participate in the ownership of other companies; to exercise technical and economic-financial control over operations; to promote the improvement, coordination, and
--------
         (1) The number of shares that are set below are taken from Exhibits to the SPA. These numbers differ, sometimes significantly, from the number of shares reflected in the stock registry book of each Brazilian Gas Company. The percentages of ownership, however, are generally consistent.

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expansion of its system; and to import the goods necessary for its activities.
The Copergas system has 34 customers. The system includes 75 miles of pipelines, of various diameters, with average daily gas volumes of 591,000 cubic meters.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                    602,496           24.5             2,459,167         50.0

                  Petrobras                  602,496           24.5             2,459,167         50.0

                  State of Pernambuco        1,254,176         51.0             0                 0

ALGAS

         (a)      Name:  Gas de Alagoas S.A.

         (b) Business Address: Rua Dez de Novembro, 359 Farol-Maceio, Alagoas, Brazil CEP 57050-220.

         (c) Description of Facilities: Algas is a mixed economy company whose purpose is to promote the production, purchase, storage, distribution, and commercialization of gas and the provision of related services. The Algas system has 6 customers connected to three city gates. The system includes 41.3 miles of three-inch to six-inch pipelines transporting average daily gas volumes of 353,000 cubic meters.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                     8,097,598         24.5             33,051,422        50.0

                  Petrobras                   8,097,598         24.5             33,051,422        50.0

                  State of Alagoas           16,856,225         51.0             0                 0


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EMSERGAS

         (a)      Name:  Empresa Sergipana de Gas S.A.

         (b) Business Address: Rua Jose Sotero, 292 Treze de Julho, Aracaju, Sergipe, Brazil CEP 49020-110.

         (c) Description of Facilities: Emsergas is a mixed economy company whose purpose is to explore, produce, purchase, store, transport, distribute, and commercialize gas as well as to provide related services in diverse market segments for the use of gas as a raw material, for generation of energy and for other purposes and uses that promote the economic and social development of the State of Sergipe. Emsergas is also intended to encourage owners of mass transit vehicles to convert their engines to the use of natural gas as well as to promote the establishment of stations for the distribution of natural gas to such vehicles. The Emsergas system has 18 customers in three operating districts with 5 city gates. The system includes 23.6 miles of three-inch to six-inch pipelines with average daily gas volumes of 101,000 cubic meters.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                    16,052,335        24.5             65,519,734        50.0

                  Petrobras                  16,052,335        24.5             65,519,734        50.0

                  State of Sergipe           33,415,064        51.0             0                 0

SCGAS

         (a)      Name:  Companhia de Gas de Santa Catarina.

         (b) Business Address: Av. Rio Branco, 387/154 Centro, Florianopolis, Santa Catarina, Brazil CEP 88015-200.

         (c) Description of Facilities: SCGas is a mixed economy company whose purpose is to execute the local public service of piped gas, with exclusive rights over distribution, within the State of Santa Catarina and to exercise related activities. For these purposes, the local public service of piped gas means service to the industrial, commercial, residential, transportation, and institutional market segments. To this end, SCGas may produce, purchase, store, distribute, and commercialize gas, its subproducts, and its derivatives. SCGas also may promote the construction and operation of infrastructure necessary for the gas service, directly or through third parties, as well as the

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purchase, importation, assembly, and manufacture of equipment and components necessary to supply the gas market and to optimize the use of energy and its derivatives. SCGas has not begun providing service, as of the date of this document.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                    19,780            23.0             86,000            50.0

                  Petrobras                  19,780            23.0             86,000            50.0

                  State of Santa Catarina    43,860            51.0             0                 0

                  Infraestrutura de Gas
                  para a Regiao Sul S.A.      2,580             3.0             0                 0

                          NOTE: Gaspart owns approximately 6% of the voting securities of Infraestrutura de Gas para a Regiao Sul S.A.

PBGAS

         (a)      Name:  Companhia Paraibana de Gas.

         (b) Business Address: Av. Presidente Epitacio Pessoa, 4840 Edificio Imperator, Sala 206, Tambau Joao Pessoa, Paraiba, Brazil CEP 58030-001.

         (c) Description of Facilities: PBGas is a mixed economy company whose purpose is to explore the public service of providing piped gas within the State of Paraiba for the purpose of supplying the demand of industrial, commercial, residential, institutional, transportation, and other consumers that require the service. To this end, PBGas may promote the purchase, storage, transportation, or distribution of combustible and/or piped gas for all uses as well as exercise related activities. The PBGas system has 15 customers and one city gate. The system includes 14 miles of six-inch to eight-inch pipelines transporting average daily gas volumes of 89,000 cubic meters.


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         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Gaspart                    13,720            24.5             56,000            50.0

                  Petrobras                  13,720            24.5             56,000            50.0

                  State of Paraiba           28,560            51.0             0                 0

COMPAGAS

         (a)      Name:  Companhia Paranaense de Gas.

         (b) Business Address: Rua 13 de Maio, 616-4o Andar, Curitiba, Parana, Brazil CEP 80510-030.

         (c) Description of Facilities: Compagas is a mixed economy company whose purpose is to explore the public service of providing piped gas, with exclusive rights over distribution, within the State of Parana and to exercise related activities for the purpose of supplying the demand of industrial, commercial, residential, institutional, transportation, and other consumers that require the service. To this end, Compagas may produce, purchase, store, distribute, and commercialize gas, its subproducts, and/or its derivatives. Compagas also may promote the construction and operation of infrastructure necessary for the service, directly or through third parties; purchase, import, assemble, and manufacture equipment and components necessary to supply the market with gas and for the best utilization of energy and its derivatives. Further, Compagas may participate in the ownership of other companies. Compagas has not begun providing service, as of the date of this document.

         (d)      Shareholders:

                                             Ordinary Shares:                   Preferred Shares:

                  Name                       Shares            Percent          Shares            Percent
                  ----                       ------            -------          ------            -------
                  Dutopar Participacoes
                  LTDA                        70,464           24.55            140,069           24.47

                  Petrobras                   70,464           24.55            140,069           24.47

                  Companhia Paranaense de
                  Energia                    146,084           50.90            292,169           51.05

                           Note: Following the closing under the SPA, Gaspart will own 158,500 ordinary shares of Dutopar Participacoes LTDA, representing 99% of its ordinary shares.

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ITEM 2

         Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of each Brazilian Gas Company, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of any Brazilian Gas Company.

         State Commission Certification. The certification of the Oregon Public Utilities Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         ENRON CORP.



                                         By: /s/ REX R. ROGERS
                                             ----------------------------------
                                         Name: Rex R. Rogers
                                               --------------------------------
                                         Title: Vice President and Associate
                                                  General Counsel

                                         December 3, 1997




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